UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 333-228127

ALPS ELECTRIC CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Electric Co., Ltd.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:    December 6, 2018

December 5, 2018
To all parties concerned

Company Name	Alps Electric Co., Ltd.
Representative	Toshihiro Kuriyama, Representative
Director and President
(Code: 6770, TSE 1st Section)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Office
TEL +81-3-5499-8026 (IR Direct)

Company Name	Alpine Electronics, Inc.
Representative	Nobuhiko Komeya, Representative
Director and President
(Code: 6816, TSE 1st Section)
Inquiries to:	Shinji Yamazaki, Senior Manager,
Finance and Public Relations
Department
TEL +81-3-5499-4391 (Public
Relations Direct)

Notice Regarding the Approval at the Extraordinary Shareholders’ Meeting Related to the Business
Integration (Share Exchange) of Alps Electric Co., Ltd. and Alpine Electronics, Inc., and the Transition to a
Holding Company Structure

Alps Electric Co., Ltd. (“Alps Electric”) and Alpine Electronics, Inc. (“Alpine” and, together with Alps Electric, the “Companies”) hereby announce that at an extraordinary general meeting of shareholders held today by Alpine, the share exchange agreement relating to the share exchange in which Alps Electric will become the wholly owning parent company and Alpine will become a wholly owned subsidiary (the “Share Exchange” and such agreement, the “Share Exchange Agreement”) was approved as follows below. In addition, we announce that Alpine’s proposal relating to the appropriation of surplus (of 100 yen per share), which was conditioned on the proposal regarding the Share Exchange Agreement being approved, was also approved.

As a result of this, as of January 1, 2019, the Share Exchange will take effect, Alps Electric will change its company name to “ALPS ALPINE CO., LTD.” and the Companies will transition to a holding company structure as a result of the business integration.

The officers and employees of the Companies will work together to target sustainable growth and the creation of synergies after the business integration. We would greatly appreciate your continued guidance and support.

1.	Date and place of Alpine’s extraordinary shareholders’ meeting

	Date	December 5, 2018 (Wed) 10:00 am
	Place	Alps Electric Co., Ltd. Head Office Building 1F Hall
1-7 Yukigaya-otsuka-machi, Ota-ku, Tokyo

2.	Matters for resolution at Alpine’s extraordinary shareholders’ meeting and results

[Company proposal]
	Proposal 1	Approval for the Share Exchange Agreement between the Company and Alps Electric Co., Ltd.
	Proposal 2	Appropriation of Surplus

[Shareholder proposal]
	Proposal 3	Appropriation of Surplus

Proposal 1 and Proposal 2 were approved as proposed, and Proposal 3 was not approved because, while it was conditioned upon Proposal 1 not being approved, Proposal 1 was approved.

3.	Business integration schedule (tentative)

Extraordinary shareholders’ meeting approving the Share Exchange (Alpine)	December 5, 2018
Last trading date (Alpine)	December 25, 2018 (tentative)
Delisting date (Alpine)	December 26, 2018 (tentative)
Share Exchange effective date (the Companies)	January 1, 2019 (tentative)
Company name change date (Alps Electric)
Date on which the Companies transition to a holding company structure (the Companies)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as that the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.